Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CVB Financial Corp.:
We consent to the incorporation by reference in the registration statements (No. 333-151755, No. 333-150017, No. 333-150016, No. 333-136059, No. 333-41198, and No. 33-41318) on Form S-8 of CVB Financial Corp. and subsidiaries of our reports dated February 27, 2009, with respect to the consolidated balance sheets of CVB Financial Corp. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of CVB Financial Corp. and subsidiaries.

/s/ KPMG, LLP
Los Angeles, California
February 27, 2009